Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(in millions of dollars)	2009	2008	2007	2006	2005
Fixed Charges:
Interest expense[1]	$705	$689	$666	$606	$498
Interest capitalized	18	19	16	19	16
One-third of rents[2]	154	168	146	96	100

Total fixed charges	$877	$876	$828	$721	$614

Earnings:
Income before income taxes	$5,760	$6,936	$6,384	$5,492	$4,684
Fixed charges per above	877	876	828	721	614
Less: capitalized interest	(18)	(19)	(16)	(19)	(16)

	859	857	812	702	598

Amortization of interest capitalized	17	9	8	8	10

Total earnings	$6,636	$7,802	$7,204	$6,202	$5,292

Ratio of earnings to fixed charges	7.57	8.91	8.70	8.60	8.62

1	Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $21 million, $39 million, $56 million, $38 million and $25 million for the years 2009, 2008, 2007, 2006 and 2005, respectively. The ratio of earnings to fixed charges would have been 7.75, 9.32, 9.33, 9.08 and 8.98 for the years 2009, 2008, 2007, 2006 and 2005, respectively, if such interest were excluded from the calculation.
2	Reasonable approximation of the interest factor.